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SEC FILE NUMBER
8- 28527

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002
340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 Camino de la Reina, Suite 100 South
(No. and Street)

San Diego (City) CA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Iverson 619-308-9700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster, Certified Public Accountants, A Professional Corporatic
(Name — *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VR 3/18/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Iverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public



KAREN B. WHITMAN
Commission # 1221505
Notary Public - California
San Diego County
My Comm. Expires May 25, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

For the Years Ended December 31, 2001 and 2000

PANNELL
KERR
FORSTER

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Shareholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTARY SCHEDULES	
Computation of Net Capital under Rule 15c3-1	9
Reconciliation of Computation of Net Capital under Rule 15c3-1	10
Information Relating to the Possession or Control Requirements under Rule 15c3-3	11
Computation of Reserve Requirements pursuant to Rule 15c3-3	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	13-14



PANNELL
KERR
FORSTER

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have audited the accompanying balance sheets of Dunham & Associates Investment Counsel, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Diego, California
February 15, 2002

PANNELL KERR FORSTER
Certified Public Accountants
A Professional Corporation

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 1,010,574	$ 762,807
Restricted cash	25,000	25,000
Accounts receivable	172,670	7,467
Receivables from affiliates	264,642	853,220
Notes receivable	74,816	109,968
Prepaid assets	66,582	41,464
Total assets	$ 1,614,284	$ 1,799,926

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Liabilities:		
Accounts payable	$ 28,893	$ 27,580
Accrued liabilities	445,027	428,761
Total liabilities	473,920	456,341
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	333,717	83,717
Retained earnings	804,657	1,257,878
Total shareholder's equity	1,140,364	1,343,585
Total liabilities and shareholder's equity	$ 1,614,284	$ 1,799,926

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Financial advisory services and fees	$ 1,145,190	$ 2,351,620
Brokerage and mutual fund commissions	114,827	164,657
Interest and other income	59,227	89,389
Total revenues	1,319,244	2,605,666
Expenses:		
Compensation and employment	1,603,463	1,647,755
General, administrative and selling	168,202	739,799
Total expenses	1,771,665	2,387,554
Net (loss) income before taxes	(452,421)	218,112
Provision for income taxes	(800)	(3,000)
Net (loss) income	$ (453,221)	$ 215,112

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 1999	100,000	$ 1,990	$ 83,717	$ 1,600,126	$ 1,685,833
Distributions to shareholder	–	–	–	(557,360)	(557,360)
Net income	–	–	–	215,112	215,112
Balance, December 31, 2000	100,000	1,990	83,717	1,257,878	1,343,585
Contributions by shareholder	–	–	250,000	–	250,000
Net loss	–	–	–	(453,221)	(453,221)
Balance, December 31, 2001	100,000	$ 1,990	$ 333,717	$ 804,657	$ 1,140,364

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net (loss) income	$ (453,221)	$ 215,112
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Change in assets and liabilities:		
(Increase) decrease in assets:		
Restricted cash	–	75,000
Accounts receivable	(165,203)	14,700
Receivables from affiliates	588,578	(163,926)
Prepaid assets	(25,118)	(23,872)
Increase (decrease) in liabilities:		
Accounts payable	1,313	(1,978)
Payables to affiliates	–	(77,381)
Accrued liabilities	16,266	(236,828)
Net cash used in operating activities	(37,385)	(199,173)
Cash flows from financing activities:		
Advances on notes receivable	(5,824)	(47,549)
Repayments of notes receivable	40,976	35,000
Contributions by shareholder	250,000	–
Shareholder distributions	–	(557,360)
Net cash provided by (used in) financing activities	285,152	(569,909)
Net increase (decrease) in cash	247,767	(769,082)
Cash at beginning of year	762,807	1,531,889
Cash at end of year	$ 1,010,574	$ 762,807

Supplemental disclosure of cash flow information:

	2001	2000
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 800	$ 18,120

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company"), a California corporation, is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the National Association of Securities Dealers ("NASD") as a securities broker/dealer. The Company primarily earns fees by providing financial advisory and asset management services to various Dunham & Associates Limited Partnerships ("Partnership") of which either Dunham & Associates Securities, Inc. or Asset Managers, Inc., both affiliates, is the General Partner. The Company may also earn placement fees from the sale of Partnership units and earns commissions from the execution of investment transactions on behalf of those clients.

Recognition of Revenue

The Company has entered into contracts with various broker/dealers and others to sell, through registered sales representatives, units of the Partnerships. The Company may receive a placement fee from investors on the initial sale of Partnership units which is recorded at the time the investment is completed. The Company also earns advisory fees from the Partnerships based on the performance of the Partnerships. These fees are recorded monthly. Any placement fees charged by a registered sales representative and a portion of the advisory fees are in turn paid to the participating broker/dealers.

Income Taxes

The Company, as a wholly owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%, which is allocated to the Company based on its net income. Accordingly, no provision for federal income taxes is included in the financial statements and $800 and $3,000 is recorded as provision for California State taxes as of December 31, 2001 and 2000, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. This affects amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain prior year statement of operations amounts have been reclassified to conform to the current year's presentation.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2001 and 2000, the Company's uninsured cash balances totaled $910,574 and $662,807, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable.

NOTE 3 - NOTE RECEIVABLE

During 2000, the Company owed referral fees pursuant to an agreement with an outside party. The Company did not pay the referral fees since the outside party had not provided all of the required documentation. The Company advanced $40,818 of these fees as notes receivable and carried the corresponding liability on the Company's books. As of December 31, 2001, the outside party has provided the required documentation and subsequently, the Company and the outside party have resolved this issue.

The Company has outstanding an unsecured promissory note to a non-related party. This note accrues interest at 9% and matured December 31, 2001. The balance of this note, including accrued and unpaid interest, was $74,964 and $69,140 at December 31, 2001 and 2000, respectively. For the years ended December 31, 2001 and 2000 the note receivable accrued interest of $5,824 and $6,721, respectively, which is reflected in interest income. On January 1, 2002 the Company modified the terms of the note receivable to require monthly payments of the greater of $1,000 (including principal and interest) or 50% of the borrower's gross monthly commissions earned from the Company. Payments begin April 1, 2002 and continue until the note is paid in full.

NOTE 4 - SHAREHOLDER'S EQUITY

Effective January 1, 2000, the sole shareholder of the Company contributed 100% the outstanding common stock of the Company to Dunham and Associates Holdings, Inc., a California corporation, and the Company became a wholly owned subsidiary of Dunham & Associates Holdings, Inc. The contribution is intended to constitute a tax-free contribution pursuant to Section 351 of the Internal Revenue Code of 1986, as amended. There have been no changes in the operations of the Company.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2001 and 2000, the amount of net capital, as defined, exceeds the minimum amount required by $191,702 and $53,507 respectively, and its ratio of aggregate indebtedness to net capital is 1.07 to 1 and 1.50 to 1, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company earns advisory, placement and other fees related to various Dunham & Associates Limited Partnerships and services as discussed in Note 1. For the years ended December 31, 2001 and 2000, these fees amounted to $1,145,190 and $2,351,620, respectively. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers. For the years ended December 31, 2001 and 2000, these amounts were $488,335 and $672,167, respectively.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses and services except for bonus expense which is allocated to each company based on net income. Total allocable expenses of the Company and the affiliates were $2,893,312 and $2,946,711 for the years ended December 31, 2001 and 2000, respectively, of which $1,771,747 and $1,474,244 were allocated to affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses.

NOTE 7 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 6.

NOTE 8 - OTHER INCOME

The Company realized commissions during 2001 and 2000 from the sale of property and other transactions. Total revenues recognized from these transactions amounted to $10,027 for 2001 and 2000 and are included in other income for each of the years.

Supplementary Information

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS
UNDER SEC RULE 15C3-1
December 31, 2001 and 2000

	2001	2000
Net worth	$ 1,140,364	$ 1,343,585
Less non-allowable assets:		
Restricted cash	–	25,000
Accounts receivable	172,572	5,376
Receivable from affiliates	264,642	853,220
Notes receivable	74,816	109,968
Prepaid and other assets	186,632	46,514
Net capital	441,702	303,507
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater.)	(250,000)	(250,000)
Excess net capital	$ 191,702	$ 53,507
Total aggregate indebtedness	$ 473,920	$ 456,341
Ratio of aggregate indebtedness to net capital	1.07 to 1	1.50 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2001 and 2000

	2001	2000
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 441,702	$ 456,551
Adjustments:		
Accounts receivable	–	(9,454)
Accounts payable and accrued liabilities	–	(158,590)
Other adjustments	–	15,000
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 441,702	$ 303,507
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 473,920	$ 288,296
Adjustments:		
Accrued liabilities	–	168,045
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 473,920	$ 456,341

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3
December 31, 2001 and 2000

		2001	2000
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3
December 31, 2001 and 2000

	2001	2000
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company does not carry customer accounts, therefore, is not required to compute reserve requirements in Part IIA of Form X-17A-5.



PANNELL
KERR
FORSTER

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Dunham & Associates Investment Counsel, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls. Among the elements of internal control that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dunham & Associates Investment Counsel, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not study the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 15, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Diego, California
February 15, 2002

PANNELL KERR FORSTER
Certified Public Accountants
A Professional Corporation